February 7, 2022

Kyle Wiley

Staff Attorney

Joshua Shainess

Legal Branch Chief

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:	theMaven, Inc.
Pre-Effective Amendment No. 1
Registration Statement on Form S-1
filed January 31, 2022
File No. 333-262111

Dear Messrs. Wiley and Shainess:

On behalf of our client, theMaven, Inc. (the “Company”), we have set forth below the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) delivered to me by you telephonically on February 4, 2022, with respect to the Company’s Registration Statement referenced above.

Remediation Actions Taken

The Company appreciates and respects the Staff’s effort to work with the Company towards an expedited resolution of the Staff’s concerns, so that the Company may ultimately have its Registration Statement declared effective, ideally by Tuesday, February 8 at 4:00 pm Eastern, or at the absolute latest, before its financial statements go stale on February 11, 2022. While the Company disagrees with the Staff’s conclusions on certain matters it has raised, we would like to propose a number of remediation actions to address the Staff’s concerns and we are proposing this comprehensive approach in an effort to come to a successful resolution of the concerns. We thank you in advance for your guidance and assistance.

To expedite this process, the Company has prepared for filing a Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), adding disclosure to its Registration Statement, including, but not limited to:

(1) an explanatory note and disclaimer regarding the use of the Investor Presentation previously filed as Exhibit 99.2 on Form 8-K on January 31, 2022, as amended on Form 8-K/A on February 1, 2022 (the “PowerPoint”) and a statement by the Company that investors should not rely on the prior-furnished PowerPoint and should only rely on the Company’s Registration Statement;

(2) risk factors regarding the matter discussed in item (1) above and potential liabilities and risks of a Section 5 violation as well as the potential reasons and consequences thereof (including an analysis of whether there should be a loss contingency going forward);

(3) a discussion in the MD&A regarding such effects of a potential Section 5 violation; and

(4) incorporation of the information from the PowerPoint into the body of the Registration Statement, including updating to reflect any variances between the information within the Registration Statement and information previously contained in the PowerPoint in an effort to conform the time periods as requested by the Staff, align the disclosure and to contextualize it as necessary to avoid investor confusion.

The Company believes that the measures set forth above are sufficient to fully remediate any error the Staff believes the Company has made in publicly filing the PowerPoint as a Regulation FD disclosure. The Company has set forth a detailed discussion of such measures below, which we hope will resolve any outstanding concerns the Staff may have and will then allow for the Company’s Registration Statement to be declared effective as requested by the Company. Further, the Company has prepared an updated version of the PowerPoint to correspond to the changes in the Registration Statement. Since the Company has incorporated all material disclosures of the PowerPoint into the Registration Statement itself as outlined above, the Company currently does not believe it would be necessary or desirable from the Staff’s perspective given their stated concerns to file the updated PowerPoint. While the Company does not intend to file the updated PowerPoint as an exhibit to Amendment No. 2, if the Staff believes that it would be beneficial in expediting the Staff’s review, the Company would be willing to file it as an Exhibit to the Registration Statement at the Staff’s request.

For ease of reference, the modifications to the Registration Statement referenced above can be found in the sections under the headings: Explanatory Note, Prospectus Summary, the Offering, Risk Factors, Use of Proceeds, Business and Management’s Discussion and Analysis of Financial Conditions and Results of Operations. To ease and hasten your review, we have included a marked copy of Amendment No. 2 against Amendment No. 1 so the Staff can more easily review the added disclosure.

To further aid the Staff’s review, we have prepared the chart set forth immediately below that reflects the meaningful changes made to the Registration Statement that vary from the PowerPoint. In an effort to address the Staff’s concern regarding consistent time periods in the PowerPoint, this necessarily resulted in certain variances that the Company believes are immaterial. As noted, the primary cause of the variances is the conformity of the reporting period reflected. The remaining variances demonstrate that the Company reflected more conservative information about its performance in the PowerPoint than was actually the case.

Slide #	Content	Original Disclosure	Amended Disclosure
5	Scale with O&O and Partnerships	83% LTM overall audience growth	71% digital audience growth in 2021
5, 13	Gross Profit	178%	195%
8	Sports Illustrated Monthly Average Unique Users	+230% December YoY Sports Illustrated Unique User Growth	217% Q4 YoY Sports Illustrated Unique User Growth
8, 25	The Street Digital Subscriber Growth	+35% Q3 2019 vs Q3 2021	-14% Q4 YoY
8, 25	The Street Pageview Growth	+43% Q4 2021 vs Q3 2021	-26% Q4 YoY
8, 25	The Street Facebook Engagement Growth	+400% YoY	+514% Q4 YoY
8	The Street Monthly Average Unique Users	+54% December 2021 vs. November 2021	-24% Q4 YoY
8	FanNation Pageview Growth	+85% December YoY	+100% Q4 YoY
8	Fadeaway World Revenue Growth	+500% December 2021 v. May 2021	+488% Q4 YoY
8	Fadeaway Pageview Growth	+360% December 2021 v. December 2020	+261% Q4 YoY
9	Revenue Growth	Revenue 37% Q4 YoY	Digital Revenue 46% YoY
9	RPM	39% Q4 YoY	71% YoY
9	Digital Audience Growth since December 2020	83%	Revised metric to 16% growth in Monthly Average Unique Users
9	Sports Vertical Growth in Monthly Average Unique Users	+47M	Revised metric to a percentage 104% YoY
10, 14, 20	Incremental Margin and Digital Revenue Growth Rate	75% incremental margin and 46% digital revenue growth rate	Removed, Non-GAAP
13	Quarterly Digital Revenue	45% growth rate Q4 2020 v. Q4 2021	41% growth rate Q4 2020 v. Q4 2021
13	Quarterly Digital Revenue	$25.9 million digital revenue for Q4 2020	$22.3 million digital revenue for Q4 2020
21	Enterprise Value	$286,838,782	$284,162,067
27	Sports Illustrated Highest Social Traffic	271% Q4 2021 v. Q3 2021	186% Q4 2021 v. Q4 2020
27	Sports Illustrated National Quarterly Pageviews	359% growth November v. Monthly Average January – October 2021	121% growth Q4 2021 v. Q4 2020

Section 5 Analysis

During the telephonic discussion on February 4, 2022, the Staff requested the Company provide an analysis as to whether the PowerPoint violated Section 5 of the Securities Act of 1933, as amended (“Section 5”). Below is a summary of our position as discussed with Staff, which we have supplemented with additional analysis. While we have incorporated this analysis in an effort to fully and completely address the Staff’s request, we do believe that the comprehensive remediation actions undertaken and that we have outlined herein go above and beyond what other issuers in similar circumstances have undertaken. We are hopeful that the proposed actions taken to address the Staff’s concern provide us a viable path forward towards resolution of their concerns.

The PowerPoint does not constitute an “offer” as such term is defined under the Securities Act or interpreted by the Commission.

The Company believes that, pursuant to the applicable rules and regulations of the Commission, the PowerPoint did not constitute an “offer” and, therefore, the Company did not violate Section 5. The PowerPoint does not constitute an “offer” as the term is technically defined under the Securities Act (or as the term has been more broadly interpreted by the Commission) because it was not an attempt by the Company to market, sell or dispose of securities. Rather, the PowerPoint was simply a voluntary disclosure of material non-public information regarding the Company of the type permitted by the applicable rules and regulations of the Commission (specifically, Regulation FD). Such disclosures specifically point readers to the Company’s Registration Statement, and do not provide any more information regarding the Company’s offering than was included in the Registration Statement, before the dissemination of the PowerPoint as an exhibit to its Current Report on Form 8-K and its Current Report on Form 8-K/A.

Additionally, the PowerPoint does not provide any disclosure on a projection of profit or return on investment or benefits to investors in the offering and includes no language that would normally be considered as constituting an “offer.” In fact, the PowerPoint says just the opposite and includes specific language stating that it “shall not constitute an offer to sell or the solicitation of an offer to buy any securities.”

The PowerPoint was not a publication or publicity effort; it was simply a voluntary disclosure of combined information which was previously available regarding the Company, notwithstanding that a very limited amount of such information was not previously disclosed and was potentially material non-public information. Except for certain, very limited specific information provided in the PowerPoint (that had not been previously made available), the Company believes that all other information provided in the PowerPoint has previously been made available generally to the public in the Company’s prior filings with the Commission. The PowerPoint was merely an update of the information of the PowerPoint that was furnished pursuant to Regulation FD and made available on the Company’s website as of December 7, 2021.

The Company further submits that the PowerPoint did not and will not contribute to conditioning the public mind or market or arousing the public interest in the Company or its securities because (a) such PowerPoint was only filed as an exhibit to a Current Report on Form 8-K, not included as a press release or otherwise publicly disseminated, (b) the only way anyone would become aware of the PowerPoint or the information included therein, would be if they (i) already were aware of the fact that the Company was in registration with the Commission and sought such information out in the Company’s EDGAR filings; or (ii) sought such information out on the Company’s website, and (c) the vast majority of information in the PowerPoint was already publicly available, and (d) because nothing in the PowerPoint attempted to build market awareness of the Company.

Furthermore, no one contacted the Company after the date of the PowerPoint being filed as an Exhibit to a Current Report on Form 8-K, to inquire about investing in the Company after such PowerPoint was thus made public. As such, the Company does not believe that the investing public at large thought of the PowerPoint as an “offer” or a solicitation to buy securities. As a result of the above, we believe that the PowerPoint did not have the effect of arousing public interest in the Company in any meaningful respect. The Company respectfully submits that the public disclosure of the PowerPoint is not a violation of Section 5 in that it does not constitute an “offer” as the term is defined under the Securities Act or as the term has been more broadly interpreted by the Commission.

The Company Believes that Filing the PowerPoint was in Compliance with its Regulation FD Obligation, Consistent with Past Company Practice.

Because the Company has a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is required to file reports under Section 15(d) of the Exchange Act, the PowerPoint is likely to have been disclosable pursuant to Regulation FD. Specifically, Regulation FD provides that when an issuer which has securities registered under Section 12 of the Exchange Act or which is required to file reports under the Exchange Act, or a person acting on its behalf, discloses material nonpublic information to certain enumerated persons (in general, securities market professionals and holders of the issuer’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or non-intentional. Under the regulation, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.

Regulation FD requires that when an issuer makes an intentional disclosure of material nonpublic information to a person covered by the regulation, it must do so in a manner that provides public disclosure, rather than through a selective disclosure. The Company’s concerns in this regard were further heightened by the fact that the PowerPoint contains preliminary and unaudited disclosure for the quarter and year ended, December 31, 2021, and the Company believed it was important to disclose such information to all investors.

The disclosure of the PowerPoint to only the certain institutional investors and bankers present at investor presentations would constitute a “selective disclosure” of that information. Furthermore, the current shareholders of the Company would clearly fall within persons subject to Regulation FD because they are persons “who [are] holders of the issuer’s securities, under circumstances in which it is reasonably foreseeable that the person will purchase or sell the issuer’s securities on the basis of the information.” (It is reasonable to assume that any material non-public information about an issuer will influence any current shareholder’s potential purchases or sales of an issuer’s securities). Qualified institutional buyers and institutional accredited investors, who were presented with the PowerPoint, are also the type of investors of which the “selective disclosure” rules of Regulation FD frequently apply. As such, the PowerPoint would have been disclosable pursuant to Regulation FD.

Given that the Company is a reporting company, and its securities are quoted on the OTCQX, the Company felt it prudent and within the intent of Regulation FD to disclose the PowerPoint (which arguably contained limited material non-public information regarding the Company) on Form 8-K.

It is well understood that the purpose of the Securities Act and the Exchange Act is full and fair disclosure. The securities laws have as their goal the encouragement of the release of information. Regulation FD was adopted in part to facilitate issuers to make more timely disclosures to the marketplace. As such, the Company believes that the disclosure of the PowerPoint, which as described above did not constitute an “offer,” achieved these Commission goals and policies, and did not violate Section 5 of the Securities Act.

If you have any questions or comments concerning these responses, please do not hesitate to call Company’s counsel, Jeffrey Berg of Baker & Hostetler LLP at (310) 442-8850. We look forward to speaking with you as early as possible so that we may address any concerns or questions that you might have.

Very truly yours,

/s/ Baker & Hostetler LLP
Baker & Hostetler LLP